

05040246

MAR 2 9 2005

ATES
NGECOMMISSION
C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36525

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thrivent Investment Management Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

625 Fourth Avenue South
(No. and Street)

Minneapolis	MN	55415-1624
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kurt S. Tureson 612-340-8233
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

220 South Sixth Street	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

FEB 28 2005

PROCESSED
APR 07 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Thrivent Investment Management Inc.

We have audited the accompanying statements of financial condition of Thrivent Investment Management Inc. as of December 31, 2004 and 2003, and the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of Thrivent Investment Management Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purpose of expressing an opinion on the effectiveness of Thrivent Investment Management Inc.'s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thrivent Investment Management Inc. at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 18, 2005

Thrivent Investment Management Inc.
Statements of Financial Condition
December 31, 2004 and 2003
(dollars in thousands, except per share information)

	2004		2003	
Assets				
Cash and cash equivalents	$	27,381	$	23,945
Segregated cash		25		25
Investments in The Thrivent Mutual Funds		2,700		2,472
Receivable from affiliates		5,171		7,444
Receivable from other entities		573		126
Income tax recoverable		389		70
Deferred tax asset		1,292		915
Deferred commission expense		4,630		5,560
Furniture & equipment, net of accumulated depreciation of $853 and $774, respectively		17		96
Other assets		78		98
Total assets	$	42,256	$	40,751
Liabilities and Shareholder's Equity				
Accrued expenses	$	2,738	$	1,554
Commissions and bonuses payable		3,076		4,366
Payable to affiliates		7,054		7,393
Sub-advisory fees payable		172		309
Total liabilities		13,040		13,622
Shareholder's Equity				
Common stock, par value $0.01 per share, 1,000 shares authorized, 98 shares issued and outstanding		-		-
Additional paid-in capital		21,085		21,085
Retained earnings		8,131		6,044
Total shareholder's equity		29,216		27,129
Total liabilities and shareholder's equity	$	42,256	$	40,751

The accompanying notes are an integral part of these financial statements.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of Operations

Thrivent Investment Management Inc. (Investment Mgt.) is a registered securities broker-dealer and registered investment adviser with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers (NASD). Investment Mgt. is a wholly owned subsidiary of Thrivent Financial Holdings Inc. (Holdings). Holdings is a wholly owned subsidiary of Thrivent Financial for Lutherans (Thrivent Financial), a fraternal benefit society.

Investment Mgt. serves as the investment adviser and distributor of Thrivent Financial's family of mutual funds (collectively, the Funds). In addition, Investment Mgt. serves as a distributor of Thrivent Financial's variable product offerings (collectively, the Variable Accounts). Substantially all of the revenue and expenses of Investment Mgt. are derived from transactions with affiliated entities (see Note 4).

Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The significant accounting practices used in preparation of the financial statements are summarized as follows:

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and investments in money market mutual funds, of which $13,131,000 and $14,727,000 are invested in The Thrivent Money Market Fund as of December 31, 2004 and 2003, respectively. During 2004 and 2003, Investment Mgt. earned net investment income of $123,000 and $82,000, respectively, from its investment in The Thrivent Money Market Fund. Cash of $25,000 at both December 31, 2004 and 2003 has been segregated in escrow accounts at clearing broker-dealers as part of clearing agreements.

Investments in The Thrivent Mutual Funds

Investment Mgt.'s investments in The Thrivent Mutual Funds are carried at market value with unrealized gains and losses reported in earnings as investment income (loss), net. During 2004 and 2003, Investment Mgt. recognized an investment gain of $228,000 and $386,000, respectively, from its investments in The Thrivent Mutual Funds. These securities are classified as trading securities.

Note 1. Nature of Operations and Significant Accounting Policies, continued

Deferred Commission Expense
Deferred commission expense represents the commissions paid or to be paid by Investment Mgt. related to the distribution of Class B shares of the Funds. Class B shares of the Funds carry a deferred sales charge. Deferred commission expense is recognized over a period of up to five years to match the 12b-1 fees and concession revenues earned by Investment Mgt. Deferred commission expenses are included with commissions in the Statements of Operations. Beginning in October 2004, Investment Mgt. discontinued sales of Class B shares of the Funds and as such after that date no additional commission revenue was deferred. Investment Mgt. periodically evaluates whether events or circumstances have occurred which may affect the recoverability of the remaining deferred commission asset. Investment Mgt.'s management believes that no impairment of the deferred commission asset exists.

Property & Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation has been calculated using the straight-line method over the estimated useful lives of the assets. Estimated useful lives range from 3 to 5 years. The costs and accumulated depreciation of assets retired or otherwise disposed of are removed from the accounts and the resulting gain or loss is in included in operations.

Concession Revenue and Commission Expense
Concession revenue and related commission expense is recorded on trade date. Revenue and related expenses from customers' securities transactions are also recorded on a trade date basis.

Other Revenues and Expenses
Investment advisory revenues are recognized as earned on a pro-rata basis over the term the services are performed. Advertising and promotional expenses are expensed as incurred.

Income Taxes
Investment Mgt. is included in the consolidated federal income tax return of Holdings and Holding's wholly owned subsidiaries. Consolidated federal income tax liabilities or credits, including utilization of loss carryforwards, are allocated among the affiliated members in accordance with a tax-sharing agreement with Holdings.

Reclassifications
Certain 2003 amounts have been reclassified to conform to their 2004 presentation.

Note 2. Clearing Agreement

Investment Mgt. is an introducing broker and clears certain securities transactions with and for customers on a fully disclosed basis with certain clearing companies. Investment Mgt. transmits all customer funds and securities to the clearing companies. In connection with these arrangements, Investment Mgt. is contingently liable for its customers' transactions.

Note 3. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of Investment Mgt.'s deferred tax assets and liabilities as of December 31, 2004 and 2003, were as follows (dollars in thousands):

	2004	2003
Deferred tax assets:		
Long term compensation	$ -	$ 497
Retirement and pension	737	925
Charitable contributions	536	-
Deferred commission expense	109	-
Other	39	69
Deferred tax assets	1,421	1,491
Deferred tax liabilities:		
Deferred commission expense	-	(526)
Unrealized gain on investments	(129)	(50)
Deferred tax liabilities	(129)	(576)
Net deferred tax asset	$ 1,292	$ 915

Components of the provision for income taxes for the years ended December 31, 2004 and 2003 were as follows (dollars in thousands):

	2004	2003
Current:		
Federal tax expense	$ 4,394	$ 4,434
State tax expense	995	1,064
Total current expense	5,389	5,498
Deferred income tax benefit	(377)	(335)
Total income tax expense	$ 5,012	$ 5,163

Investment Mgt.'s effective tax rate of 40.1 percent and 39.3 percent for the years ended December 31, 2004 and 2003, respectively, differs from the federal statutory rate of 35.0 percent due primarily to state income taxes.

Thrivent Investment Management Inc.

Notes to Financial Statements, continued

Note 4. Related Party Transactions

Investment Mgt. provides services to the Funds for distribution, investment management, and certain transfer agency services, such as shareholder servicing, account setup, review, and maintenance. Investment Mgt. also provides distribution services to the Variable Accounts.

In accordance with agreements with the Funds, Investment Mgt. earns revenue for the services it provides. Investment Mgt. reimburses the Funds a portion of its investment advisory fees if the Fund's expenses exceed various percentages of Fund assets under management; these reimbursements are netted in investment advisory fees. The following tables summarize revenues included in the accompanying Statements of Operations for the years ended December 31, 2004 and 2003 as a result of these related party transactions (dollars in thousands):

	2004	2003
By revenue type		
Concessions	$ 124,213	$ 127,507
Investment advisory fees earned	53,587	50,230
Investment advisory fees reimbursed	(4,251)	(3,342)
Distribution fees	28,880	28,318
Fund accounting and administrative fees	3,385	2,146
Shareholder services fees	946	2,906
	$ 206,760	$ 207,765
By customer		
Funds	$ 106,323	$ 100,004
Variable Accounts	100,437	107,761
	$ 206,760	$ 207,765

Investment Mgt. reimbursed Thrivent Financial for various services and costs incurred by Thrivent Financial on behalf of Investment Mgt. These reimbursements were for commissions, compensation, and benefits; field distribution services and incentives; promotional and marketing materials; accounting, marketing, legal, compliance, technology, and other office services; and leased office space and furniture.

Note 4. Related Party Transactions, continued

The following table summarizes expenses included in the accompanying Statements of Operations for the years ended December 31, 2004 and 2003 as a result of these related party transactions (dollars in thousands):

	2004	2003
Compensation and benefits	$ 4,811	$ 5,654
Commissions	112,840	102,569
Field incentives	33,513	47,486
Distribution system	2,355	1,577
Promotional materials	3,122	1,743
General and administrative expenses	42,678	36,699
General and administrative expenses reimbursed	(3,399)	(2,146)
	$ 195,920	$ 193,582

Note 5. Benefit Plans

Employees of Investment Mgt. are covered by noncontributory defined benefit pension plans and a contributory savings plan sponsored by Thrivent Financial. In addition, Thrivent Financial also sponsors a health and life insurance post-retirement benefit plan in which Investment Mgt. employees participate. Thrivent Financial allocated costs to Investment Mgt. for these plans in the amounts of $518,000 and $664,000 in 2004 and 2003, respectively, which are included in compensation and benefits as stated in Note 4.

Investment Mgt. also has a Retirement Benefits Equalization Plan (the Plan) to provide certain employees of Investment Mgt. with benefits in addition to those provided by the noncontributory defined benefit plans sponsored by Thrivent Financial. Investment Mgt. incurred expenses under the Plan of $109,000 and $111,000 in 2004 and 2003, respectively, which are included in compensation and benefits in the Statements of Operations. Investment Mgt. has an accrued liability of $1,491,000 and $1,417,000 related to the Plan at December 31, 2004 and 2003, respectively, which is included in accrued expenses in the Statements of Financial Condition.

Note 6. Contingencies

Investment Mgt. is party to a number of claims, lawsuits, and arbitrations arising in the course of normal business activities. Although the ultimate outcome of these claims cannot be ascertained at this time, it is the opinion of management that these matters, when resolved, will not have a material effect on Investment Mgt.'s results of operations or financial condition.

Note 7. Net Capital Requirements

Investment Mgt is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Advances to affiliates, repayment of subordinated borrowings, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2004, Investment Mgt had net capital of $20,450,000, which was $19,581,000 in excess of its required net capital of $869,000. Investment Mgt's ratio of aggregate indebtedness to net capital was 0.64 to 1 at December 31, 2004.

Under the clearing arrangement with the clearing broker, Investment Mgt. is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2004, Investment Mgt. was in compliance with all such requirements.

OATH OR AFFIRMATION

I, Kurt S. Tureson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thrivent Investment Management Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BONNIE EDHLUND
Notary Public Minnesota
My Commission Expires 1/31/2008

Bonnie Edhlund
Notary Public

Signature
Kurt S. Tureson
Vice President & CFO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*